Exhibit 99.2

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces Notice of Annual General Meeting of Shareholders

GENEVA (MAY 30, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select rare diseases, today announced the Annual General Meeting (AGM) of shareholders will take place on Thursday, June 27, 2024, at 11:00 a.m. CEST at Campus Biotech, chemin des Mines 9, 1202 Geneva, Switzerland.

Agenda

The agenda includes the adoption of the annual report and financial accounts for the year 2023, appropriation of the annual result, discharge of the board of directors and executive committee, approval of the compensation for the members of the board of directors and the executive committee, the reelection of existing members of the board of directors and its chairman, and the election of the nomination and compensation committee. Also on the agenda are a consultative vote on the 2023 compensation report and the re-election of the independent voting rights representative and auditors.

The formal notice of convocation of the AGM, including information on attending the meeting in person or by proxy, requirements for notification and registration, and ancillary documents relevant for the meeting, will be mailed on Wednesday, June 5, 2024, to registered shareholders. The full agenda is available on the Relief website.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented TEHCLOTM and PhysiomimicTM platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Relief’s mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief on LinkedIn.

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CONTACT:

RELIEF THERAPEUTICS Holding SA

Melinda Keegan

Melinda.keegan@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance, or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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